Filed by PepsiCo, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Companies: The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893
and
PepsiAmericas, Inc.
Commission File No.: 001-15019

                                                                 August 4, 2009

                                 Lynn A. Tyson

                   Senior Vice President, Investor Relations
                                 PepsiCo, Inc.

Safe Harbor Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. PepsiCo, Inc. ("**PepsiCo**") and The Pepsi Bottling Group, Inc. ("**PBG**") plan to file with the Securities and Exchange Commission ("**SEC**") a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PBG and a definitive proxy statement/prospectus will be mailed to shareholders of PBG. PepsiCo and PepsiAmericas, Inc. ("**PAS**") plan to file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PAS and a definitive proxy statement/prospectus will be mailed to shareholders of PAS.

INVESTORS AND SECURITY HOLDERS OF PBG AND PAS ARE URGED TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC by PepsiCo, PBG or PAS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PepsiCo will be available free of charge on PepsiCo's internet website at www.pepsico.com or by contacting PepsiCo's Investor Relations Department at 914-253-3035. Copies of the documents filed with the SEC by PBG will be available free of charge on PBG's internet website at www.pbg.com or by contacting PBG's Investor Relations Department at 914-767-7216. Copies of the documents filed with the SEC by PAS will also be available free of charge on PAS's internet website at www.pepsiamericas.com or by contacting PAS's Investor Relations Department at 612-661-3883.

PBG and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisitions of PBG. Information regarding PBG's directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 27, 2008, which was filed with the SEC on February 20, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on April 7, 2009. PAS and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisitions of PAS. Information regarding PAS's directors and executive officers is available in its Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on March 4, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 18, 2009. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statements/prospectuses and other relevant materials to be filed with the SEC when they become available.

Statements in this communication that are "forward-looking statements" are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: PepsiCo's ability to consummate the acquisitions of PBG and PAS and to achieve the synergies and value creation contemplated by the proposed acquisitions; PepsiCo's ability to promptly and effectively integrate the businesses of PBG, PAS and PepsiCo; the timing to consummate the proposed acquisitions and any necessary actions to obtain required regulatory approvals; the diversion of management time on transaction-related issues; changes in demand for PepsiCo's products, as a result of shifts in consumer preferences or otherwise; increased costs, disruption of supply or shortages of raw materials and other supplies; unfavorable economic conditions and increased volatility in foreign exchange rates; PepsiCo's ability to build and sustain proper information technology infrastructure, successfully implement its ongoing business process transformation initiative or outsource certain functions effectively; damage to PepsiCo's reputation; trade consolidation, the loss of any key customer, or failure to maintain good relationships with PepsiCo's bottling partners, including as a result of the proposed acquisitions; PepsiCo's ability to hire or retain key employees or a highly skilled and diverse workforce; changes in the legal and regulatory environment; disruption of PepsiCo's supply chain; unstable political conditions, civil unrest or other developments and risks in the countries where PepsiCo operates; and risks that benefits from PepsiCo's Productivity for Growth initiative may not be achieved, may take longer to achieve than expected or may cost more than currently anticipated.

For additional information on these and other factors that could cause PepsiCo's actual results to materially differ from those set forth herein, please see PepsiCo's filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. All information in this communication is as of August 4, 2009. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Please refer to the "Investors" section of PepsiCo's web site at www.pepsico.com under the heading "Financial News" to find disclosure and a reconciliation of any non-GAAP financial measures contained herein.

Indra Nooyi

                                Chairman & CEO,
                                 PepsiCo, Inc.

Key investor questions:

o   What is the strategic rationale behind the transactions?

o   What are the benefits of a fully integrated system?

Fully integrated system benefits

o   Eliminate friction points for faster decision making

o   Enhance Power of One opportunities

o   Reinvest savings in growth and innovation

o   Deploy multiple go-to-market systems to increase flexibility and incubate niche products

o   Eliminate redundant costs

Post-merger integration

o   $300 million in pre-tax synergies

o   Well developed post-merger integration approach

    -   Integration task force

    -   Majority of blue system will remain focused on day-to-day operations

                                   Eric Foss

                                Chairman & CEO,
                          Pepsi Bottling Group, Inc.

                                 Robert Pohlad

                                Chairman & CEO,
                              PepsiAmericas, Inc.

                                Richard Goodman

                               CFO, PepsiCo, Inc.

Transaction details

o   $7.8 billion in PepsiCo stock and cash for shares of PBG and PAS we don�t already own

    -   PBG shareholders can elect either $36.50 or 0.6432 shares of PepsiCo common stock for each share of PBG

    -   PAS shareholders can elect either $28.50 in cash or 0.5022 shares of
        PepsiCo common stock for each share of PAS

    -   Both offers are based on the closing share price of PEP, PBG and PAS common stock on July 31, 2009 and are subject to proration such that the aggregate consideration paid to shareholders shall be 50 percent cash and 50 percent PepsiCo common stock

o   Fully integrated system should yield $300 million in pre-tax synergies

    -   Expect to realize more than 50 percent of total synergies in the first
        18 months, and full benefits by year three

    -   Should result in approximately $0.15 EPS, when synergies fully realized in 2012, with modest accretion in 2010

o   Commitments in place for $4 billion in financing

Transaction details

o   Believe PEP's financial flexibility would allow it to continue to opportunistically pursue tuck-in acquisitions

o   Committed to returning cash to shareholders

    -   Would look to repurchase additional shares of PepsiCo stock over the next 12 to 18 months

o   ROIC will be reduced from mid-twenties to high-teens

o   Transaction is subject to customary regulatory approvals, and PBG and PAS shareholder approval

                                MISSING GRAPHIC

                                  Indra Nooyi

                                Chairman & CEO,
                                 PepsiCo, Inc.

                               MISSING GRAPHIC